Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2008 (1)	2009 (1)

Net Income	$98	$69
Income taxes	59	45
Capitalized interest	(4)	(2)
	153	112

Fixed charges, as defined:

Interest	121	145
Capitalized interest	4	2
Interest component of rentals charged to operating income	—	—
Total fixed charges	125	147

Earnings, as defined	$278	$259

Ratio of earnings to fixed charges	2.22	1.77
  ________
(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2008 and 2009 is interest expense of $3 million and $8 million, respectively, which is included in income tax expense.